

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 4, 2007

Mr. Scott Worthington
Chief Financial Officer
Wave Wireless Corporation
255 Consumers Road
Toronto, Ontario M2J 1R4

> **Re:** **Wave Wireless Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 24, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2006**
> **File No. 0-25356**

Dear Mr. Worthington:

We issued comments to you on the above captioned filings on March 9, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 18, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 18, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or me at (202) 551-3836 if you have any questions.

Sincerely,


Kyle L. Moffatt
Accountant Branch Chief